Digital Transformation Opportunities Corp.

10250 Constellation Blvd, Suite 23126

Los Angeles, CA 90067

July 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jane Park

Ms. Loan Lauren Nguyen

Re:	Digital Transformation Opportunities Corp.

Amendment No. 4 to Registration Statement on Form S-4

File No. 333-271482 (the “Registration Statement”)

Ladies and Gentleman:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Digital Transformation Opportunities Corp. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on July 18, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable or at such later time as the Company may orally request via telephone call to the staff of the Commission. The Company hereby authorizes Jonathan Ko of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Please call Jonathan Ko of Paul Hastings LLP at +1.213.633.6188 (jonathanko@paulhastings.com) to provide notice of the effectiveness of the Registration Statement, or if you have any other questions or concerns regarding this matter.

Very truly yours,

DIGITAL TRANSFORMATION OPPORTUNITIES CORP.

By:	/s/ Kevin Nazemi
Name: Kevin Nazemi
Title: Chief Executive Officer

cc:	Jonathan Ko, Esq.
Paul Hastings LLP